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SEC Mail Processing Section
FEB 28 2017
Washington DC
415

17005047

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schneider Downs Corporate Finance, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 PPG Place, Ste. 1700
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Unzer (412) 261-3644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

2601 Cambridge Ct., Ste. 500	Auburn Hills	MI	48326
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

L.L.

OATH OR AFFIRMATION

I, Don Linzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schneider Downs Corporate Finance, LP, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
SUSAN M PAULAUSKAS
Notary Public
CITY OF PITTSBURGH, ALLEGHENY COUNTY
My Commission Expires Jun 24, 2020

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
Schneider Downs Corporate Finance, LP

We have audited the accompanying statement of financial condition of Schneider Downs Corporate Finance, LP (a Pennsylvania corporation) (the "Company") as of December 31, 2016 and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of Schneider Downs Corporate Finance, LP's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schneider Downs Corporate Finance, LP as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Schneider Downs Corporate Finance, LP's financial statements. The supplemental information is the responsibility of Schneider Downs Corporate Finance, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 23, 2017

Schneider Downs Corporate Finance, LP

Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	733,016
Accounts receivables		
Billed		78,714
Unbilled		5,692
Due from affliated entity/owner (Note 5)		2,482
Other assets		12,153
Total Assets	**$**	**832,057**
Liabilities and Partners' Capital		
Accounts payable, accrued expenses, and other liabilities	$	64,580
Partners' capital (Note 2)		767,477
Total Liabilities and Partners' Capital	**$**	**832,057**

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Statement of Operations and Changes in Partners' Capital
For the Year Ended December 31, 2016

Revenues		
Billings	$	2,129,193
Expenses		
Employee compensation and benefits (Note 7)		875,635
Regulatory fees and expenses		13,340
Occupancy (Note 5)		36,000
Marketing expense		21,336
Professional services		199,984
Management fees (Note 5)		211,757
Other operating expenses		86,108
Total expenses		1,444,160
Net Income		685,033
Partners' Capital at January 31, 2016		522,401
Partner contributions		7,373
Partner retirement return of capital		(47,330)
Partner distributions		(400,000)
Partners' Capital at December 31, 2016	$	767,477

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net income	$	685,033
Changes in:		
Receivables		22,645
Other assets		(408)
Due from affiliated entity/owner		9,500
Accounts payable, accrued expenses, and other liabilities		51,117
Net Cash Provided by Operating Activities		767,887
Cash Flows from Financing Activities		
Partner contributions		7,373
Partner retirement return of capital		(47,330)
Partner distributions		(400,000)
Net Cash Used in Financing Activities		(439,957)
Net Increase in Cash and Cash Equivalents		327,930
Cash and Cash Equivalents at Beginning of Year		405,086
Cash and Cash Equivalents at End of Year	$	733,016

See Notes to Financial Statements.

Note 1 - Significant Accounting Policies

Nature of Business - Schneider Downs Corporate Finance, LP (the "Company") is a licensed business providing securities advice principally related to mergers and acquisitions and other strategic transactions. The Company is exempt from the reporting requirements under SEC Rule 15c3-3(k)(2)(i).

The Company organized on August 17, 2004 as a limited partnership. The Company received Financial Industry Regulatory Authority (formerly National Association of Securities Dealers) approval on June 29, 2005.

Basis of Accounting - These financial statements have been prepared on the accrual basis of accounting.

Revenue Recognition - Revenue from non-refundable retainer fees is deferred and recognized systematically over the periods in which the services are delivered. Revenues from investment banking service commissions completed on a best-efforts basis are recognized upon completion of the transaction as outlined in related contracts.

Cash and Cash Equivalents - The Company considers cash and all highly liquid short-term securities with an original maturity of three months or less to be cash and cash equivalents. The Company maintains its cash balances at banks in the United States of America.

Receivables - The Company grants trade credit during the normal course of business without requiring collateral. Accounts receivable are stated at their contractual outstanding balances, which approximate fair value, net of any allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts when collectability is uncertain, based on prior bad debt experience and a review of existing receivables. A $0 allowance was recorded at December 31, 2016.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements - In February 2016, the Financial Accounting Standards Board issued ASU 2016-02, Leases, which supersedes current lease accounting requirements. This new ASU requires lessees to recognize a right-of-use asset and related lease liability for all leases, with limited exception for short-term leases. This new guidance will be effective for the Company's fiscal year ending December 31, 2020. Upon implementation, the Company's lease payment obligations will be recognized at their estimated present value along with a corresponding right-of-use asset. Lease expense recognition is not expected to have a significant impact on the financial statements of the company.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the current revenue recognition requirements in Topic 605, Revenue Recognition. The ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The ASU permits application of the new revenue recognition guidance to be applied using one of two retrospective application methods. The Corporation has not yet determined which application method it will use. The standard is effective for annual reporting periods beginning after December 15, 2017, therefore will be effective for the fiscal year beginning on January 1, 2018. The adoption of the new standard is not expected to have a significant impact on the financial statements of the company.

Subsequent Events - The financial statements and related disclosures include evaluation of events up through and including February 23, 2016, which is the date the financial statements were available to be issued.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $668,436, which was $663,436 above the required net capital of $5,000. The Company had aggregate indebtedness of $64,580 at December 31, 2016.

Note 3 - Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

Note 4 - Income Taxes

The Company, with the consent of its partners, has elected to have its income or loss reported directly by the partners under provisions of partnership taxation of the Internal Revenue Code.

Note 5 - Related Party Transactions

The partners of the Company also have ownership interests in other affiliated entities. The Company has various employment, administrative, and services agreements with these affiliated entities. The Company earns revenue and incurs expenses under these agreements.

The Company incurred $211,757 in management fees under employment and administrative agreements with affiliated entities during the year ended December 31, 2016. The Company also leases office space from an affiliated entity on a month-to-month basis. Rent incurred to this affiliated entity was $36,000 for the year ended December 31, 2016.

Amounts due from affiliated entities totaled $2,482 as of December 31, 2016.

Note 6 - Concentration

During the year ended December 31, 2016, three customers accounted for approximately 78 percent of total revenue and one customer accounted for approximately 37 percent of total accounts receivable.

Note 7 - Defined Contribution Pension Plan

The Company sponsors a 401(k) retirement plan covering substantially all of its employees. The Company accrued employer contributions total $32,455 for 2016, to be paid in 2017.

Schneider Downs Corporate Finance, LP

SCHEDULE I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Net Capital		
Total partners' capital	$	767,477
Deductions and/or charges		
Non-allowable assets:		
Due from affiliates		(2,482)
Receivables		(84,406)
Other assets		(12,153)
Net capital before haircuts on securities		668,436
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))		
Trading and investment securities		
Other securities		-
Undue concentrations		-
		-
Net Capital	**$**	**668,436**
Aggregate Indebtedness		
Accounts payable, accrued expenses, and other liabilities	$	64,580
Total Aggregate Indebtedness	**$**	**64,580**
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess net capital	$	663,436
Excess at 1000%	$	661,978
Ratio: Aggregate indebtedness to net capital		10%

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of December 31, 2016)

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2016.

See Notes to Financial Statements.

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
Schneider Downs Corporate Finance, LP

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Schneider Downs Corporate Finance, LP identified the following provisions of 17 C.F.R. §15c3-3(k) under which Schneider Downs Corporate Finance, LP claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Schneider Downs Corporate Finance, LP stated that Schneider Downs Corporate Finance, LP met the identified exemption provisions throughout the most recent fiscal year without exception. Schneider Downs Corporate Finance, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Schneider Downs Corporate Finance, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 23, 2017

SCHNEIDER DOWNS CORPORATE FINANCE, LP EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

February 8, 2017

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Schneider Downs Corporate Finance, LP is a broker/dealer registered with the SEC and FINRA
- Schneider Downs Corporate Finance, LP claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2016
- Schneider Downs Corporate Finance, LP has met the identified exemption provisions of paragraph (k)(2)(i) of Rule 15c3-3 throughout the year ended December 31, 2016, without exception.

Peter J. Lieberman, Partner / CCO

2/8/2017

Date